UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about new law for the oil and gas sector
—

Rio de Janeiro, December 27, 2024 – Petróleo Brasileiro S.A. - Petrobras informs that the Brazilian government enacted Law 15,075/2024, dated December 26, 2024, which addresses the possibility of transfer of local content surpluses among contracts in exploration and production of oil and natural gas, in accordance with Article 2, main section, item X, of Law 9,478, dated August 6, 1997. Moreover, the new legislation will allow for the extension of the Production Sharing Agreements terms to be requested under conditions that demonstrate advantages for the Brazilian Federal Union.

The new legislation will take effect as detailed below:

i)	Admits the transfer of local content surpluses among contracts in exploration and production of oil and natural gas, including the possibility of accounting for surpluses in contracts where there is no minimum commitment, such as the "Round Zero" contracts.
ii)	Allows the Brazilian Executive Branch to reduce the royalty rate of concession contracts for oil and natural gas exploration and production from the "Round Zero" by up to 5% as an incentive for investments in local content, as per the regulations to be published.
iii)	Authorizes the granting of differentiated quotas of accelerated depreciation for tankers exclusively employed in cabotage activities of oil and its derivatives, as well as for maritime support vessels used to provide logistical support and services to fields, facilities, and offshore platforms, provided they are built in national shipyards.
iv)	Possibility of extending production sharing contracts, including ongoing contracts, as long as it is demonstrated that it is advantageous for the Federal Union of Brazil.
v)	Inclusion, in the amount to be deducted from the Union's oil and natural gas commercialization expenses, of costs incurred by PPSA (Pré-Sal Petróleo S/A) in managing the production sharing contracts and the contracts for the commercialization of the Union's oil and natural gas.

Petrobras considers the new law an important milestone for the oil and gas sector in Brazil, bringing benefits to the entire national industry and enabling new investments in Production Sharing Agreements.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer